Exhibit 4.10

•	Exclusive Technology Consulting and Services Agreement / Exclusive Business Cooperation Agreement (the “Exclusive Services Agreement”)

Parties:

(1)	An applicable PRC Subsidiary; and

(2)	an applicable Consolidated Entity.

Key Terms:

(1)

During the term of the Exclusive Services Agreement, the PRC Subsidiary shall, as the exclusive technology consulting and services provider of the Consolidated Entity, provide the exclusive technology consulting and services, among other things, the maintenance of servers, software development and upgrade, design of advertisements, e-commerce technical services, data analysis, customers management, human resources management, information consulting, information collection and market survey, training and other information consulting and technology services, etc..

The Consolidated Entity agrees to accept the exclusive technology consulting and services provided by the PRC Subsidiary and further agrees that, during the term of such agreement, without the prior written consent of the PRC Subsidiary, it shall not, (i) accept any similar technology consulting and services provided by any third party, or (ii) enter into cooperation relationship with any third party with respect to the services provided under such agreement. Under the Exclusive Services Agreements regarding several Consolidated Entities, the PRC Subsidiary has additional right to designate a third-party to provide such technology consulting and services.

(2)

Both parties agree to calculate and pay the fees for exclusive technology consulting and services (the “Fee”) in accordance with the Exclusive Services Agreement. Under the Exclusive Services Agreements entered into by and between several PRC Subsidiaries and their corresponding Consolidated Entities, the PRC Subsidiary is entitled to adjust and amend the method of calculation and payment from time to time at its sole discretion without the consent of the Consolidated Entity. In addition, the Consolidated Entity’s shareholder(s) shall pledge the equity interests of the Consolidated Entity in favor of the PRC Subsidiary for securing the payment of the Fees under such agreement.

(3)

The PRC Subsidiary shall be the sole owner of any intellectual property obtained through the research and development by the PRC Subsidiary and any derivative rights arising from the performance of this Agreement or any other agreement reached by both parties, including, but not limited to, patent application rights, copyrights or other intellectual property rights of the software, technical documents and materials and the right to license or transfer such intellectual properties, etc. During the term of the Exclusive Services Agreement, if the Consolidated Entity needs to use the PRC Subsidiary’s software program, system or other intellectual properties, both parties shall sign a separate agreement to specify the scope, method and fee of such license. Under the Exclusive Services Agreements regarding several Consolidated Entities, the Consolidated Entity shall ensure that the intellectual property obtained pursuant to such Exclusive Services Agreement shall not infringe any third party’s intellectual property or other legal rights.

(4)

Under some Exclusive Services Agreements, the agreement will be in effect for an unlimited term until the term of business of one party expires and extension is denied by the relevant approval authorities. For other Exclusive Services Agreements, the agreement will be in effect for a long period of time, such as 10 years or 20 years, and will be extended at the sole discretion of the PRC Subsidiary.

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